CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

02 SEP 20 AM 9:36

Our Ref: CSA/CPA6/5(e)

By Registered Airmail

6th September 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

02076253

SUPPL

Dear Sirs/Madam,

Cathay Pacific Airways Limited
File No. 82-1390

Pursuant to Cathay Pacific Airways Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose a full list of Directors of the Company, updated as at 1st September 2002, for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

DF/ic
Encl.

c.c. Mr. Bryan Ho, Assistant Treasurer, The Bank of New York, (by fax: 001-1-212-5713050)

dlw 9/23

Presented by : Cathay Pacific Airways Limited Date: 1st September 2002

Particulars of the Directors or Managers of **Cathay Pacific Airways Limited**, 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong, and of any changes therein.

The present Christian name or names and surname	***Any former Christian name or names or surname***	***Nationality***	***Nationality of origin (if other than the present Nationality)***	***Usual Residential Address***	***Other business occupation or directorships if any. If none, state so***
Robert Ernest ADAMS	-	American	-	24 Price Road, Jardine's Lookout, Hong Kong.	Company Executive, CITIC Pacific Limited
Robert Michael James ATKINSON	-	British	-	Flat 7B Nicholson, The Repulse Bay, 109 Repulse Bay Road, Hong Kong.	Chartered Accountant
Kenneth Roland BARLEY	-	British	-	89 Kadoorie Avenue, Kowloon, Hong Kong.	Director Flight Operations, Cathay Pacific Airways Limited
CHEN Nan Lok, Philip	-	Singaporean	-	18C&D Cliffview Mansion, 21-23 Conduit Road, Hong Kong.	Chief Operating Officer, Cathay Pacific Airways Limited
Derek George CRIDLAND	-	British	-	Treetops, 7 Customs Pass, Fei Ngo Shan Road, Clearwater Bay Road, Hong Kong.	Engineering Director, Cathay Pacific Airways Limited
Martin CUBBON	-	British	-	House A, Cameron Lodge, 5 Mt Cameron Road, Hong Kong.	Chartered Accountant
Henry Hung Ling FAN	-	Chinese	-	E2, Grenville House, 1-3 Magazine Gap Road, Hong Kong.	Barrister-at-Law
James Wyndham John HUGHES-HALLETT	-	British	-	25 Peak Road, Hong Kong.	Director

Peter LEE Ting Chang	-	British	-	House G, 71 Repulse Bay Road, Hong Kong.	Chairman and Managing Director of Hysan Development Co. Ltd.
Vernon Francis MOORE	-	British	-	Flat 1B, Heng Fa Villa, No. 100 Shing Tai Road, Hong Kong.	Company Executive
OR Ching Fai, Raymond	-	British	-	Flat A, Block 10, 25/F, Provident Centre, Wharf Road, North Point, Hong Kong.	Banker
SO Chak Kwong	-	British	-	22C, Tower 5, The Regalia, No. 33 King's Park Rise, Kowloon, Hong Kong.	Director
Sir Adrian Christopher SWIRE	-	British	-	Swire House, 59 Buckingham Gate, London SW1E 6AJ, England.	Director, John Swire Sons Limited
TUNG Chee Chen	-	British National (Overseas)	-	Flat B, 22nd Floor, Block 1, Grand Garden, 61 South Bay Road, Hong Kong.	Director
David Muir TURNBULL	-	British	-	26 Severn Road, The Peak, Hong Kong.	Deputy Chairman and Chief Executive, Cathay Pacific Airways Limited
Antony Nigel TYLER	-	British	-	House C, Cameron Lodge, 5 Mount Cameron Road, Hong Kong.	Director Corporate Development, Cathay Pacific Airways Limited
YUEN Lik Hang Raymond	-	British	-	4A, 19/F, 148 Tai Hang Road, Hong Kong.	Airline Executive
YUNG Ming Jie, Carl	-	Chinese	-	75 Repulse Bay Road, Repulse Bay, Hong Kong.	Company Executive, CITIC Pacific Limited
ZHANG Xianlin	-	Chinese	-	Flat 1210, 12/F, Block B, Viking Villas, 70 Tin Hau Temple Road, Tin Hau, Hong Kong.	Business Executive